AB 503/5/03

SECURITI[...]SSION

03012691

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C.

SEC FILE NUMBER
8- 17005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Herold & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Herold
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 7 2003

OATH OR AFFIRMATION

I, Larry Herold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2006

Signature

Pres

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARD HEROLD & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

BERNARD HEROLD & CO., INC.

DECEMBER 31, 2002

CONTENTS

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Bernard Herold & Co., Inc.

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information either required by Rule 17a-5 under the Securities Exchange Act of 1934 or included for supplementary analysis purposes. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 31, 2003

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current assets:		
Cash	$	32,394
Due from broker		36,653
Investments in securities, at fair value		3,813,149
Prepaid expenses and other current assets		402,275
Total current assets		4,284,471
Property and equipment, net		66,544
Other assets:		
Exchange memberships		268,765
Deferred taxes		37,000
Security deposits		11,407
Other		18,915
Total other assets		336,087
TOTAL ASSETS	$	4,687,102

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses	$	207,101
Subordinated notes payable		250,000
Total liabilities		457,101
Stockholders' equity:		
Preferred stock, $100 par value, authorized 2,000 shares, issued and outstanding 900 shares		90,000
Class "A" Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 7,307 shares		7,307
Additional paid-in capital		198,229
Retained earnings		3,934,465
Total stockholders' equity		4,230,001
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,687,102

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2002

Income:	
Commissions	$ 2,741,500
Mutual funds	1,321,434
NYSE floor income	453,554
Trading	133,255
Interest	488,965
Miscellaneous	4,946
Total income	5,143,654
Operating expenses:	
Salaries and benefits	2,983,832
Communications	472,948
Rent and occupancy	482,444
Floor brokerage	618,991
Promotional	87,188
Interest	22,437
Depreciation	29,733
Other expenses	586,007
Total expenses	5,283,580
Loss before benefit from income taxes	(139,926)
Benefit from income taxes	97,201
Net loss	$ (42,725)

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning	$ 90,000	$ 7,307	$ 198,229	$ 3,977,190	$ 4,272,726
Net loss	-	-	-	(42,725)	(42,725)
Balance - ending	$ 90,000	$ 7,307	$ 198,229	$ 3,934,465	$ 4,230,001

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated notes payable at January 1, 2002	$ 250,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
Subordinated notes payable at December 31, 2002	$ 250,000

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss	$	(42,725)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		29,733
Changes in operating assets and liabilities:		
Decrease in due from broker		277,324
Increase in investments in securities, at fair value		(34,045)
Increase in prepaid expense and other current assets		(200,356)
Decrease in deferred taxes		3,000
Decrease in other assets		41,229
Decrease in accrued expenses		(42,107)
Net cash provided by operating activities		32,053
Net increase in cash		32,053
Cash - beginning		341
Cash - ending	$	32,394

Supplemental cash flow information:

Cash paid during the period for:		
Interest	$	22,437
Income taxes	$	20,971

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the State of New York to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission as a broker-dealer. Additionally, the Company is a member of the National Association of Securities Dealers, the New York Stock Exchange, the Cincinnati Stock Exchange and the New York Futures Exchange. The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues associated with transactions in securities, mutual funds and other products are recorded on a trade date basis.

Concentration of Credit Risk

The Company's cash balances are held in accounts at four financial institutions. At December 31, 2002 there were no uninsured cash balances.

Exchange Membership

The New York Stock Exchange membership is carried at cost. The estimated current market value of the membership is $1,750,000.

Investment in Securities

Marketable securities are marked to market daily, based upon quoted market values. The resultant gain or loss is recognized currently.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line and double-declining basis over the estimated useful life of the assets ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

NOTE 2. **PROPERTY AND EQUIPMENT, NET**

Property and equipment at December 31, 2002 consists of the following:

Furniture and equipment	$ 382,239
Computer equipment	128,827
Leasehold improvements	112,959
	624,025
Less: Accumulated depreciation	557,481
Net property and equipment	$ 66,544

Depreciation expense for the year ended December 31, 2002 amounted to $29,733.

NOTE 3. **INCOME TAXES**

For the year ended December 31, 2002, the Company recognized a current tax benefit of $98,000 resulting from operating loss carrybacks. In addition, the total tax provision includes deferred income taxes as a result of temporary differences between assets and liabilities reported for financial statement and income tax purposes (principally deferred rent), the effects of over-accruals from a prior year, and minimum tax provisions.

Current:	
Federal	$ (97,861)
State	(2,773)
City	433
	(100,201)
Deferred:	
Federal	2,000
State	500
City	500
Total	$ (97,201)

NOTE 4. **PENDING LITIGATION**

During 2002, the Company was involved in litigation with a former client ("claimant"). In the lawsuit, the claimant alleges that an account executive employed by the Company made unsuitable recommendations, engaged in unauthorized transactions and that the Company was negligent in the administration and supervision of the claimant's retirement account. The claimant is seeking compensatory damages, interest and costs of at least $425,000. At December 31, 2002, the Company's outside counsel has advised the Company that, due to the preliminary stage of the litigation, it is not possible to predict the outcome of this litigation. Management believes that the action is without merit, and intends to vigorously defend its position. As a result, no amounts have been provided for this matter in the accompanying financial statements.

Additionally, in an unrelated matter, the Company is negotiating a settlement with the NASD's Department of Enforcement regarding certain violations during a routine

NOTE 4. **PENDING LITIGATION (CONTINUED)**

compliance examination in August 2001. If a settlement with the NASD is not reached by March 12, 2003, the matter will proceed to a hearing. In the opinion of management, the outcome of this matter will not have a material effect on the Company's financial statements.

NOTE 5. **SUBORDINATED NOTES PAYABLE**

Notes payable to three stockholders are subordinated to the claims of the Company's general creditors. Interest is payable at 8% per annum. For the year ended December 31, 2002, interest paid on the notes amounted to $20,000. The subordinated notes qualify to be included in the calculation of the Company's net capital requirements (Note 7). The Company anticipates paying off the debt after 2003.

NOTE 6 **RELATED PARTY TRANSACTIONS**

The Company rents space on a month to month basis to an investment advisor. One of the stockholders of the Company is an officer of this investment advisor. Rental income for 2002 totaled $36,000. In addition, the Company receives reimbursements of approximately $150,000 from this entity for payroll paid by the Company on its behalf.

NOTE 7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company was in compliance with these requirements. At December 31, 2002, the Company had net capital of $3,477,267 which exceeds the Company's minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 as of December 31, 2002.

NOTE 8. **LEASE COMMITMENTS**

The Company has entered into three operating leases for office facilities expiring in various years through 2008. The minimum annual rental commitments under these leases are as follows:

Year ending December 31	
2003	$ 514,719
2004	499,000
2005	481,259
2006	457,999
2007	457,999
Thereafter	457,999
	$ 2,868,975

NOTE 8. LEASE COMMITMENTS (CONTINUED)

Rent expense net of rental income of $36,000 for the year amounted to $453,325.

One of the Company's leases provided for a free rent period during its term. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease have been reflected as deferred rent in the accompanying balance sheet and included in accrued expenses.

ADDITIONAL INFORMATION

BERNARD HEROLD & CO., INC.
SCHEDULE OF OTHER EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Office expense	$	217,254
Payroll taxes		141,469
Dues and fees		114,683
Professional fees		75,703
Christmas expense		17,897
Contributions		9,186
Miscellaneous		3,490
Bank charges		3,346
Automobile expense		2,979
Total Other Expenses	$	586,007

See independent auditors' report.

BERNARD HEROLD & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL		
Total stockholders' equity	$	4,230,001
Subordinated liabilities allowable in computation of net capital		250,000
Total capital and allowable subordinated liabilities		4,480,001
Non-allowable assets:		
Property and equipment		(66,544)
Exchange memberships		(268,765)
Prepaid expenses		(402,275)
Deferred taxes		(37,000)
Other		(30,322)
		(804,906)
Net capital before haircuts on securities positions		3,675,095
Haircuts on securities positions		(197,828)
NET CAPITAL	$	3,477,267
AGGREGATE INDEBTEDNESS:		
Accrued expenses	$	207,101
Total aggregate indebtedness	$	207,101
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement	$	100,000
Ratio: Aggregate indebedness to net capital		0.06 to 1
RECONCILIATION OF NET CAPITAL		
Net capital as reported in Company's Part II (unaudited)	$	3,592,413
Net effect of audit adjustments		(115,146)
Net capital, as adjusted	$	3,477,267

See independent auditors' report.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Bernard Herold & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bernard Herold & Co., Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(1I) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than the specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 31, 2003